SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549



                                FORM 11-K

              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934



For the fiscal year ended December 31, 1993
Commission file number 1-4982


      A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:


                         PARKER-HANNIFIN EMPLOYEES'
                       SAVINGS PLUS STOCK OWNERSHIP PLAN


      B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                        PARKER-HANNIFIN CORPORATION
                             17325 EUCLID AVENUE
                            CLEVELAND, OHIO  44112

     THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN


          INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE



                                                                      PAGE


Report of Independent Accountants                                      F-1


Financial Statements:

    Statements of Financial Condition at December 31, 1993 and 1992    F-2

    Statements of Income and Changes in Plan Equity for the years
       ended December 31, 1993 and 1992                                F-2

    Notes to Financial Statements                                 F-3 to F-15



Supplemental Schedule:

    Item 27d - Schedule of Reportable Transactions
           for the year ended December 31, 1993                        F-16

                     REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and
   Board of Directors
Parker Hannifin Corporation


We have audited the accompanying statements of financial condition of the Parker-Hannifin Employees' Savings Plus Stock Ownership Plan as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Parker-Hannifin Employees' Savings Plus Stock Ownership Plan as of December 31, 1993 and 1992, and the results of its operations and changes in its plan equity for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of a information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                COOPERS & LYBRAND
                                                COOPERS & LYBRAND


Cleveland, Ohio
June 24, 1994

     THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN

                   STATEMENTS OF FINANCIAL CONDITION

CONSOLIDATED
- - - ------------                               December 31, 1993  December 31, 1992
                                           -----------------  -----------------
Assets
Investments at market value  (Notes 1 & 4)    $ 320,531,439      $ 227,756,135
New York Life Annuity Contract  (Note 1)                            39,858,084
Certus Blended Pool (Note 1)                    104,842,060         96,152,476
Contributions receivable                            977,092            675,250
Investment income receivable                      1,014,458            890,619
Other receivables                                    33,610             33,610
Total assets                                  $ 427,398,659      $ 365,366,174

Liabilities & Plan Equity
Accrued benefit disbursements                 $                  $     280,906
Dividends payable to participants (Note 5)        2,042,676          1,721,051
Security purchases payable                           87,863            616,138
Notes payable (Note 3)                           31,367,000         41,895,000
Total liabilities                                33,497,539         44,513,095

Plan equity                                     393,901,120        320,853,079

Total liabilities & plan equity               $ 427,398,659      $ 365,366,174


                STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

                                               Year ended         Year ended
                                           December 31, 1993  December 31, 1992
Contributions  (Notes 1 & 2):              -----------------  -----------------
  Employees' payroll deductions               $  30,106,738      $  28,560,721
  Lump-sum contributions                             60,922             72,285
  Transfers of Profit Sharing Balances (Note 2)                          9,651
  Transfers from Other Plans (Note 2)             2,181,388
    Total employees' contributions
          and transfers                          32,349,048         28,642,657

  Employer's contributions                       15,417,456         15,138,158

Interest income                                  14,871,923         14,574,682
Dividend income - net                             2,187,877          2,444,769
Net appreciation (depreciation) in the fair
  value of investments  (Notes 1 & 4)            41,029,364           (712,955)
Withdrawals and terminations                    (29,069,292)       (24,881,821)
Interest expense (Note 3)                        (3,307,612)        (4,166,934)
Trustee fees and expenses                          (430,723)          (311,575)

Increase in plan equity                          73,048,041         30,726,981

Beginning plan equity                           320,853,079        290,126,098

Ending plan equity                            $ 393,901,120      $ 320,853,079


The accompanying notes are an integral part of the financial statements.

                       NOTES TO FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation
- - - --------------------
The investments in Parker Hannifin Corporation (the Company) common shares, non-convertible corporate bonds, U.S. Government bonds, Society National Bank Employee Benefits Value Equity Fund, Society National Bank
Government Mortgage Fund, Society National Bank Employee Benefits
Balanced Fund and the Franklin Institutional U.S. Securities Fund are valued as of the last reported trade price on the last business day of the period. The Parker Hannifin Employees' Savings Plus Stock Ownership Plan (the Plan) presents in the Statement of Income and Changes in Plan Equity the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses from the sale of investments and the unrealized appreciation (depreciation) on investments held by the Plan.

The investment in the Society National Bank Employee Benefits Money Market Fund is valued at market value which equals cost.

The Group Annuity contract funds, which expired on December 31, 1993, were held in the general funds of the New York Life Insurance Company and were valued by them. The contract provided for guaranteed annual interest of 9.05% on contributions made during 1989. Upon contract expiration, the funds were transferred to the blended pool portion in the Contract Income Fund (formerly the Guaranteed Fund) managed by Certus Financial Corporation consisting primarily of investment contracts issued by creditworthy insurance companies and banks, unless participants specified that they be transferred to another Savings Plan Fund.

Management believes that the Plan's investments are well diversified and do not create a significant concentration of credit risk. Participants assume all risk in connection with any decrease in the market price of any securities in all the Funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are guaranteed by major insurance and bank companies, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.

Contributions
- - - -------------
Contributions from employees and the Company are recorded in the period that payroll deductions are made from Plan participants.

Other
- - - -----
Purchases of securities are recorded on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.

Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, are paid out of the assets of the Funds to which they relate. All other costs and expenses incurred in administering the Plan, including fees of the Trustee, are paid out of the Plan's assets, unless the Company elects to pay such costs.

2. CONTRIBUTIONS AND TRANSFERS

Participant Payroll Deduction Contributions
- - - -------------------------------------------
A participant may elect to contribute, through payroll deductions, not less that 1% nor more than 15% of his total compensation for a Plan year and may change such percentage as of January 1, April 1, July 1, or October 1 of any year. The amount which a highly compensated employee may contribute may be limited in order to comply with IRC sections 401(k) and 401(m). A participant may suspend his contributions at any time, but upon suspension is not permitted to resume contributions until the January 1, April 1, July 1, or October 1 next following the completion of a six-month period commencing on the date of such suspension. Upon enrollment or re-enrollment, each participant stipulates his contributions to be invested in accordance with the following investment options:

(a) 25% or 50% in the Company Stock Fund. The Company Stock Fund is invested by the Trustee primarily in Common Shares of the Company purchased on the open market.

(b) 25%, 50%, 75% or 100% in the Fixed Income Fund. The Fixed Income Fund is invested by and at the discretion of the Trustee in Treasury bills, bonds, preferred stocks, or other fixed income instruments of issuers other than the Company.

(c) 25%, 50%, 75% or 100% in the Equity Fund. The Equity Fund is invested by and at the discretion of the Trustee in common stock and other securities convertible into common stock of issuers other than the Company.

(d) 25%, 50%, 75% or 100% in the Contract Income Fund. Investments in the Contract Income Fund are invested and managed by Certus Financial
Corporation and invested in a pool of assets consisting primarily of contracts providing for a guaranteed rate of return; the pool will provide a blended rate of return from all the assets in the pool.

(e) 25%, 50%, 75% or 100% in the Balanced Fund. The Balanced Fund is invested by and at the discretion of the Trustee primarily in bonds, convertible securities, money market investments, and in common stocks of issuers other than the Company.

Participant Lump-Sum Contributions
- - - ----------------------------------
Each year a participant may elect to make an annual voluntary lump-sum contribution as of December 31, providing he is actively contributing to the Plan. The amount of any lump-sum contribution, when added to a participant's payroll deduction contributions during the plan year, may not exceed an amount equal to 15% of his total compensation for the year. The highly compensated employees may be prohibited from making such contributions.

A participant's voluntary lump-sum contribution may be invested in the same manner as payroll deduction contributions except that 25%, 50%, 75% or 100% of such contribution may be invested in the Company Stock Fund.

Transfer of Profit-Sharing Account Balances
- - - -------------------------------------------
A participant who has a Profit-Sharing Account Balance under the Retirement Plan may make an irrevocable election to have transferred his entire Account Balance to the Plan. The Account Balance may be transferred as of January 1, April 1, July 1 or October 1 and may only be invested in the Contract Income Fund under the Plan.

Transfers From Other Plans
- - - --------------------------
As a result of an acquisition, $2,181,388 was transferred into the Plan in 1993 from the account balances of the TRW Stock Savings Plan.

Transfers Among Savings Plan Funds
- - - ----------------------------------
As of any January 1, April 1, July 1, or October 1, any participant may elect to transfer, in 25% increments, his account balances attributable to his contributions invested in the Company Stock Fund, the Equity Fund, the Fixed Income Fund, the Balanced Fund, or funds invested in the Contract Income Fund after January 1, 1990, to one or more of the other Funds (except transfers from the Contract Income Fund to the Fixed Income Fund may only occur as of any January 1).

A participant age 55 or older, with 10 or more years of participation in the Plan, may transfer a portion of the shares of stock in the ESOP Fund to any of the other investment funds within the Plan. A transfer may be made as of any April 1, July 1, October 1, and January 1. Only one transfer is permitted for any year during this twelve-month period.

Parker Hannifin Corporation Contributions
- - - -----------------------------------------
The Company makes monthly contributions equal to 100% of each participant's deferred compensation (before-tax) contributions attributable to the first 3% of his total compensation for a Plan year, plus 25% of his contributions in excess of 3%, but not in excess of 5%, of his total compensation for such year. In the event the participant makes only regular compensation (after-tax) contributions, the Company matches the first 1% contributed at 50%, and the excess, up to a total of 5% of the participant's total compensation, at 25%. The Company's matching contributions will be made only with respect to participant contributions relating to the first 5% of the participant's total compensation and Company contributions will match the before-tax contributions prior to the after-tax contributions. With regards to lump-sum contributions, the Company matches only participant contributions which, when added to payroll deduction contributions for such Plan year, do not exceed 5% of his total compensation for such year. Company contributions are invested solely in the ESOP Fund.

Plan Participants
- - - -----------------
The number of active participants in each fund at December 31, 1993 and 1992 were as follows:

                                 12/31/93    12/31/92
          Company Stock Fund       3,807       4,035
          Fixed Income Fund        3,265       2,987
          Equity Fund              6,070       5,712
          Contract Income Fund     8,247       9,236
          Balanced Fund            2,911       2,211

The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one fund.

3. ESOP Fund Notes Payable

During May and June of 1989, the ESOP Fund borrowed $70 million to purchase
2.5 million shares of the Company's common stock on the open market. Commencing July 1, 1989 and continuing over the period of the loan, the shares purchased by the ESOP Fund will be allocated to participants making contributions to the Plan (see Note 2). The ESOP Fund uses Company contributions and cash dividends received on unallocated shares to repay the loan plus interest (8.41% and 8.49% per annum for 1993 and 1992, respectively). Graduated principal payments and related interest are due semiannually, commencing December 31, 1989 and ending on July 1, 1996. The loan is guaranteed by the Company. Principal amounts payable in the three years ending December 31, 1994, through 1996 are $11,634,000, $12,838,000 and $6,895,000 respectively.

4. INVESTMENTS

Investments held by the Plan at December 31, 1993 and 1992 are summarized as follows:

                                    December 31, 1993           December 31, 1992
                                 Market Value       Cost     Market Value       Cost
                                 ------------  ------------  ------------  ------------
Company Stock Fund
- - - ------------------
Parker-Hannifin Common Shares*   $ 41,782,571  $ 27,414,874  $ 31,652,560  $ 26,213,556
Society National Bank Employee
   Benefits Money Market Fund         447,554       447,554       587,821       587,821

     Total                         42,230,125    27,862,428    32,240,381    26,801,377


Fixed Income Fund
- - - -----------------
U.S. Government Securities**       15,984,440    15,889,651    10,078,033     9,620,853
Non-Convertible Corporate Bonds**   3,101,448     3,042,904       914,917       860,388
Society National Bank Employee
   Benefits Money Market Fund         296,226       296,226     3,456,084     3,456,084
Society National Bank Employee
   Benefits Government Mortgage
   Fund                                                         1,500,238     1,189,184

     Total                         19,382,114    19,228,781    15,949,272    15,126,509


Equity Fund
- - - -----------
Society National Bank Employee
   Benefits Value Equity Fund      54,673,788    35,360,976    41,549,027    27,073,347
Society National Bank Employee
   Benefits Money Market Fund         118,831       118,831     1,231,271     1,231,271

     Total                         54,792,619    35,479,807    42,780,298    28,304,618


Contract Income Fund
- - - --------------------
Society National Bank Employee
   Benefits Money Market  Fund     36,868,151    36,868,151    23,874,990    23,874,990
U.S. Government Securities**       18,062,183    18,281,448
Corporate Debt Instruments**        5,916,300     5,957,018
Franklin Institutional U.S.
   Securities Fund                                              3,901,267     3,932,711

     Total                         60,846,634    61,106,617    27,776,257    27,807,701


Balanced Fund
- - - -------------
Society National Bank Employee
   Benefits Value Equity Fund      10,391,768    10,325,023
Society National Bank Employee
   Benefits Fixed Income Fund       6,890,042     6,883,342
Society National Bank Employee
   Benefits Money Market Fund          39,786        39,786     1,694,826     1,694,826
Society National Bank Employee
   Benefits Balanced Fund                                       6,905,314     6,414,742

     Total                         17,321,596    17,248,151     8,600,140     8,109,568


ESOP Fund
- - - ---------
Parker-Hannifin Common Shares*
   Allocated                       87,481,359    63,147,356    59,565,654    54,503,703
   Unallocated                     35,694,097    27,926,092    38,322,337    37,687,580
Society National Bank Employee
   Benefits Money Market Fund       2,782,895     2,782,895     2,521,796     2,521,796

     Total                        125,958,351    93,856,343   100,409,787    94,713,079


Total Investments                $320,531,439  $254,782,127  $227,756,135  $200,862,852


* The number of Parker-Hannifin common shares held by the Plan were 4,385,195 at December 31, 1993 and 4,392,359 at December 31, 1992.


** The principal amounts of the U.S. Government Securities, Non-Convertible Corporate Bonds and Corporate Debt held by the Plan were $42,680,088 at December 31, 1993 and $10,535,000 at December 31, 1992.

                                    F-6

The net realized gain (loss) on disposition of investments included in the Plan equity is as follows:

                       Company       Fixed                       Contract
                        Stock        Income        Equity         Income       Balanced        ESOP
                         Fund         Fund          Fund           Fund          Fund          Fund          Total
                     -----------  ------------  ------------  -------------  ------------  ------------  -------------
Year Ended December 31, 1993
- - - ----------------------------
Selling price        $ 4,982,930  $ 30,005,469  $ 10,309,037  $ 161,756,404  $ 38,048,862  $ 22,059,377  $ 267,162,079
Cost*                  5,009,098    29,176,363     9,428,989    162,922,432    36,675,824    21,776,038    264,988,744
Realized gain (loss) $   (26,168) $    829,106  $    880,048  $  (1,166,028)    1,373,038  $    283,339  $   2,173,335


Year Ended December 31, 1992
- - - ----------------------------
Selling price        $ 5,390,808  $  6,529,553  $  9,601,621  $  43,719,123     6,419,252  $ 23,100,590  $  94,760,947
Cost*                  5,130,262     6,529,979     9,077,247     43,727,170     6,414,264    22,792,628     93,671,550
Realized gain (loss) $   260,546  $       (426) $    524,374  $      (8,047)        4,988  $    307,962  $   1,089,397


The net unrealized appreciation (depreciation) of investments included in the Plan equity is as follows:

                      Company        Fixed                       Contract
                       Stock         Income        Equity         Income       Balanced        ESOP
                        Fund          Fund          Fund           Fund          Fund          Fund          Total
                     -----------  ------------  ------------  -------------  ------------  ------------  -------------
Balance at
  December 31, 1991  $ 6,673,887     $ 774,411  $ 12,075,987     $              $          $  9,171,350   $ 28,695,635
Change for the
  fiscal period       (1,234,883)       48,352     2,399,693        (31,444)      490,572    (3,474,642)    (1,802,352)
Balance at
  December 31, 1992    5,439,004       822,763    14,475,680        (31,444)      490,572     5,696,708     26,893,283
Change for the
  fiscal period        8,928,693      (669,430)    4,837,132       (228,539)     (417,127)   26,405,300     38,856,029
Balance at
  December 31, 1993  $14,367,697     $ 153,333  $ 19,312,812     $ (259,983)    $  73,445  $ 32,102,008   $ 65,749,312

 *Cost of securities sold is determined on an average historical cost basis.

                                    F-7

5. VESTING, WITHDRAWALS AND DISTRIBUTIONS

A participant's interest in the Plan attributable to his own contributions and Company contributions is fully vested at all times. A participant may withdraw in cash a portion of his contributions, subject to certain limitations and restrictions.

After a participant terminates employment for any reason, all amounts in his separate accounts are distributed to him or, if he is deceased, to his designated beneficiary. If his interest exceeds $3,500, he may defer his distribution up to his attainment of age 70 1/2. Distribution is either in a single payment or in quarterly installments or, if married, a 50% joint and survivor annuity or, if single, a straight life annuity. Amounts held in the Company Stock Fund and ESOP Fund are distributed in the form of Common Shares or if the participant so elects, in the form of cash. Amounts held in the Fixed Income, Equity, Contract Income or Balanced Funds are distributed in the form of cash.

Dividends received by the ESOP Fund with respect to allocated Company shares are paid annually to participants subsequent to the end of the plan year.

6. TAX STATUS

The United States Treasury Department advised on December 5, 1989, that the Plan, as restated as of January 1, 1989, constitutes a qualified trust under
Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501(a).

Contributions matched by the Company and all earnings are not taxable until distributed to the participants. Participants are allowed to make deferred compensation contributions to the Plan in amounts up to 10% of their total compensation but not to exceed $8,994 per year (adjusted annually for cost-of-living increases), as mandated by the Tax Reform Act of 1986. Such contributions are made in accordance with a salary reduction arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended, and are treated for federal income tax purposes as Company contributions. Contributions by the highly compensated employees are limited by testing in accordance with said section 401(k).

7. PLAN TERMINATION

The Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or as to any subsidiary or operating location. No amendment, modification, suspension, or termination shall provide that assets held in trust by the Trustee may be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, the Company contributions credited to each affected participant shall continue to be fully vested.

8. LOAN PROVISION

Effective January 1, 1994 the Company added a loan provision to the Plan. This allows an active participant to borrow a minimum of $500 up to a maximum of a) 50% of his account balance or b) $50,000 minus the largest outstanding loan balance he had in the last 12 months, whichever is less. The loan must be repayed with interest equal to the prime rate plus 1% over a period from 1 year to 4 1/2 years for a general purpose loan and up to ten years for a residential loan. Once a loan is paid off, a participant must wait a full 3 months before applying for another loan.

9. ACCOUNTING CHANGES

The American Institute of Certified Public Accountants' Audit and Accounting Guide for Audits of Employee Benefits Plans, with conforming changes as of May 1, 1993, no longer allows amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of the Plan's year end to be reflected as Plan liabilities in the Statements of Financial Condition. The cumulative effect of such change was immaterial to the financial statements. The amounts, by fund, that would have been reflected as benefits payable at December 31, 1993 are as follows:

                Company Stock     $   116,270
                Fixed Income           81,940
                Equity                 84,425
                Contract Income       500,006
                Balanced               23,308
                ESOP                  269,884

                Total             $ 1,075,833


10. RECONCILIATION WITH FORM 5500

The Department of Labor requires that amounts owed to withdrawing but unpaid former participants be classified as a plan liability on Form 5500, while these amounts are not reported as a liability in the Statements of Financial Condition. As a result, the following reconciliations were prepared:

Plan Equity per Form 5500                           $ 392,825,287
Add:  1993 distributions payable that are allocated
         but unpaid to former participants              1,075,833
Plan Equity per financial statements                $ 393,901,120


Distributions to former participants per Form 5500  $  30,145,125
Less: 1993 distributions payable that are allocated
         but unpaid to former participants             (1,075,833)
Distributions to former participants per
         financial statements                       $  29,069,292


11. ALLOCATION OF PLAN ACTIVITY AMONG INVESTMENT FUNDS

As described in Note 2, the participants may elect to invest their contributions in five investment funds and Company contributions are invested in the ESOP Fund. The allocation of assets, liabilities, income, and changes in plan equity among the funds was as follows:

                       Fund               Page No.
                     Company Stock          F-10
                     Fixed Income           F-11
                     Equity                 F-12
                     Contract Income        F-13
                     Balanced               F-14
                     ESOP                   F-15

      THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN

                    STATEMENTS OF FINANCIAL CONDITION

COMPANY STOCK FUND
- - - ------------------
                                           December 31, 1993  December 31, 1992
                                           -----------------  -----------------
Assets
Investments at market value                   $  42,230,125      $  32,240,381
Contributions receivable                             44,799             51,926
Investment income receivable                          1,482              1,380
Other receivables                                     3,251              3,251
Total assets                                  $  42,279,657      $  32,296,938


Liabilities & Fund Equity
Accrued benefit disbursements                 $                  $      27,011
Fund equity                                      42,279,657         32,269,927

Total liabilities & fund equity               $  42,279,657      $  32,296,938




             STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY


                                               Year ended         Year ended
                                            December 31, 1993  December 31, 1992
Contributions:                              -----------------  -----------------
  Employees' payroll deductions               $   3,439,537      $   3,411,842
  Lump-sum contributions                              7,201              1,846
  Transfers from other plans                        201,450
    Total employees' contributions and transfers  3,648,188          3,413,688

Transfers from other Savings Plan Funds              79,538            387,312
Interest income                                      11,639             11,340
Dividend income                                   1,064,212          1,013,617
Net appreciation (depreciation) in the fair
  value of investments                            8,902,525           (974,337)
Withdrawals and terminations                     (2,521,494)        (2,791,563)
Trustee fees and expenses                           (19,675)           (19,505)
Transfers to other Savings Plan Funds            (1,155,203)        (1,534,972)

Increase (decrease) in fund equity               10,009,730           (494,420)

Beginning fund equity                            32,269,927         32,764,347

Ending fund equity                            $  42,279,657      $  32,269,927

       THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN

                    STATEMENTS OF FINANCIAL CONDITION

FIXED INCOME FUND
- - - -----------------
                                           December 31, 1993  December 31, 1992
                                           -----------------  -----------------
Assets
Investments at market value                   $  19,382,114      $  15,949,272
Contributions receivable                            118,331             76,403
Investment income receivable                        316,714            203,631
Other receivables                                    30,359             30,359
Total assets                                  $  19,847,518      $  16,259,665


Liabilities & Fund Equity
Accrued benefit disbursements                 $                  $      12,184
Fund equity                                      19,847,518         16,247,481

Total liabilities & fund equity               $  19,847,518      $  16,259,665




                   STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY


                                               Year ended         Year ended
                                           December 31, 1993  December 31, 1992
Contributions:                             -----------------  -----------------
  Employees' payroll deductions               $   3,070,761      $   2,582,730
  Lump-sum contributions                              6,380              2,755
  Transfers from other plans                        595,715
    Total employees' contributions and transfers  3,672,856          2,585,485

Transfers from other Savings Plan Funds             375,317          1,992,480
Interest income                                   1,071,224            848,409
Net appreciation in the fair
  value of investments                              159,676             47,926
Withdrawals and terminations                     (1,448,286)        (1,358,955)
Trustee fees and expenses                           (43,191)           (34,771)
Transfers to other Savings Plan Funds              (187,559)          (114,743)

Increase in fund equity                           3,600,037          3,965,831

Beginning fund equity                            16,247,481         12,281,650

Ending fund equity                            $  19,847,518      $  16,247,481

       THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN

                    STATEMENTS OF FINANCIAL CONDITION

EQUITY FUND
- - - -----------
                                           December 31, 1993  December 31, 1992
                                           -----------------  -----------------
Assets
Investments at market value                   $  54,792,619      $  42,780,298
Contributions receivable                            199,971             80,270
Investment income receivable                            137                133
Total assets                                  $  54,992,727      $  42,860,701


Liabilities & Fund Equity
Accrued benefit disbursements                 $                  $      24,961
Fund equity                                      54,992,727         42,835,740

Total liabilities & fund equity               $  54,992,727      $  42,860,701




                 STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY


                                               Year ended         Year ended
                                           December 31, 1993  December 31, 1992
Contributions:                             -----------------  -----------------
  Employees' payroll deductions               $   8,104,632      $   7,068,451
  Lump-sum contributions                             25,677             12,197
  Transfers from other plans                        253,463
    Total employees' contributions and transfers  8,383,772

Transfers from other Savings Plan Funds           1,839,135          2,230,802
Interest income                                       1,726              4,219
Net appreciation in the fair
  value of investments                            5,717,180          2,924,067
Withdrawals and terminations                     (3,437,061)        (2,460,395)
Trustee fees and expenses                          (164,705)          (131,894)
Transfers to other Savings Plan Funds              (183,060)          (517,350)
Increase in fund equity                          12,156,987          9,130,097

Beginning fund equity                            42,835,740         33,705,643

Ending fund equity                            $  54,992,727      $  42,835,740

       THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN

                    STATEMENTS OF FINANCIAL CONDITION

CONTRACT INCOME FUND
- - - --------------------
                                           December 31, 1993  December 31, 1992
                                           -----------------  -----------------
Assets
Investments at market value                   $  60,846,634      $  27,776,257
New York Life Annuity Contract                                      39,858,084
Certus Blended Pool                             104,842,060         96,152,476
Contributions receivable                             25,835             12,602
Investment income receivable                        665,433            658,759
Total assets                                  $ 166,379,962      $ 164,458,178


Liabilities & Fund Equity
Accrued benefit disbursements                 $                  $      83,776
Security purchases payable                           87,863            616,138
Total liabilities                                    87,863            699,914

Fund equity                                     166,292,099        163,758,264

Total liabilities & fund equity               $ 166,379,962      $ 164,458,178




                   STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY

                                               Year ended         Year ended
                                           December 31, 1993  December 31, 1992
Contributions:                             -----------------  -----------------
  Employees' payroll deductions               $  11,331,729      $  12,560,081
  Lump-sum contributions                             12,753             50,181
  Transfers of Profit Sharing Balances                                   9,651
  Transfers from other plans                        906,519
    Total employees' contributions and
       transfers                                 12,251,001         12,619,913

Transfers from other Savings Plan Funds             900,064            931,036
Interest income                                  13,622,763         13,520,967
Net depreciation in the fair
  value of investments                           (1,394,567)           (39,491)
Withdrawals and terminations                    (17,739,703)       (14,591,291)
Trustee fees and expenses                          (154,139)          (106,844)
Transfers to other Savings Plan Funds            (4,951,584)        (8,517,256)

Increase in fund equity                           2,533,835          3,817,034

Beginning fund equity                           163,758,264        159,941,230

Ending fund equity                            $ 166,292,099      $ 163,758,264

      THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN

                    STATEMENTS OF FINANCIAL CONDITION

BALANCED FUND
- - - -------------
                                           December 31, 1993  December 31, 1992
                                           -----------------  -----------------
Assets
Investments at market value                   $  17,321,596      $   8,600,140
Contributions receivable                            190,929             87,127
Investment income receivable                          5,698                 85

Total assets                                  $  17,518,223      $   8,687,352


Liabilities & Fund Equity
Accrued benefit disbursements                 $                  $       1,220
Fund equity                                      17,518,223          8,686,132

Total liabilities & fund equity               $  17,518,223      $   8,687,352




               STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY

                                               Year ended         Year ended
                                           December 31, 1993  December 31, 1992
Contributions:                             -----------------  -----------------
  Employees' payroll deductions               $   4,160,079      $   2,937,617
  Lump-sum contributions                              8,911              5,306
  Transfers from other plans                        224,241
    Total employees' contributions and transfers  4,393,231          2,942,923

Transfers from other Savings Plan Funds           3,875,617          5,601,522
Interest income                                       7,502             12,506
Net appreciation in the fair
  value of investments                              955,911            495,560
Withdrawals and terminations                       (349,879)          (272,348)
Trustee fees and expenses                           (49,013)           (18,561)
Transfers to other Savings Plan Funds                (1,278)           (75,470)

Increase in fund equity                           8,832,091          8,686,132

Beginning fund equity                             8,686,132

Ending fund equity                            $  17,518,223      $   8,686,132

        THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN

                    STATEMENTS OF FINANCIAL CONDITION

ESOP FUND
- - - ---------
                                           December 31, 1993  December 31, 1992
                                           -----------------  -----------------
Assets
Investments at market value                   $ 125,958,351      $ 100,409,787
Contributions receivable                            397,227            366,922
Investment income receivable                         24,994             26,631
Total assets                                  $ 126,380,572      $ 100,803,340


Liabilities & Fund Equity
Accrued benefit disbursements                 $                  $     131,754
Dividends payable to participants                 2,042,676          1,721,051
Notes payable                                    31,367,000         41,895,000
Total liabilities                                33,409,676         43,747,805

Fund equity                                      92,970,896         57,055,535

Total liabilities & fund equity               $ 126,380,572      $ 100,803,340




                 STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY

                                               Year ended         Year ended
                                           December 31, 1993  December 31, 1992
Contributions:                             -----------------  -----------------
  Employer's contributions                    $  15,417,456      $  15,138,158

Transfers from other Savings Plan Funds                 331            150,400
Interest income                                     157,069            177,241
Dividend income - net                             1,123,665          1,431,152
Net appreciation (depreciation) in the
  fair value of investments                      26,688,639         (3,166,680)
Withdrawals and terminations                     (3,572,869)        (3,407,269)
Interest expense                                 (3,307,612)        (4,166,934)
Transfers to other Savings Plan Funds              (591,318)          (533,761)

Increase in fund equity                          35,915,361          5,622,307

Beginning fund equity                            57,055,535         51,433,228

Ending fund equity                            $  92,970,896      $  57,055,535

        THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                     for the year ended December 31, 1993


The following schedule represents Plan transactions or series of transactions in excess of 5% of current value of Plan assets for the year ended December 31, 1993.
                                                                                                                Realized
                                           Purchases                      Sales                  Cost          Gain/(Loss)
                                    Number of                    Number of
                                   Transactions    Dollars      Transactions    Dollars
                                   ------------------------     ------------------------    -------------    -------------
LESOP Allocated Fund
  Society National Bank Employee
    Benefits Money Market Fund *       23     $   5,589,400         36     $   5,328,301    $   5,328,301    $      -

LESOP Unallocated Fund
  Society National Bank Employee
    Benefits Money Market Fund *       51        15,519,191          5        15,519,191       15,519,191           -

Fixed Income Fund
  Society National Bank Employee
    Benefits Money Market Fund *       75        14,194,632         60        17,354,490       17,354,490           -

Company Stock Fund
  Society National Bank Employee
    Benefits Money Market Fund *       56         4,620,457         52         4,760,725        4,760,725           -

Contract Income Fund
  Society National Bank Employee
    Benefits Money Market Fund *      144        96,025,026        100        83,031,866       83,031,866           -

Equity Fund
  Society National Bank Employee
    Benefits Money Market Fund *       67         6,760,714         59         7,873,154        7,873,154           -

Balanced Fund
  Society National Bank Employee
    Benefits Money Market Fund *       61        20,842,422         56        38,048,862       38,048,862           -
                                     ----------------------        ---------------------    -------------    ------------

         Total Money Market Fund      477     $ 163,551,842        368     $ 171,916,589    $ 171,916,589    $      -

Society National Bank Employee
  Benefits Balanced Fund *                                          27     $  15,544,214    $  14,171,173    $  1,373,041

New York Life Insurance
  Contract GA-05218
  9.05% due 12/31/93                                                26     $  43,222,066    $  43,222,066    $      -


 *  Indicates party-in-interest to the Plan.

 NOTE:  There is no separate determination of expense related to the above transactions.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this Report to be signed on its behalf by the undersigned, thereto duly authorized.


                                    THE PARKER-HANNIFIN EMPLOYEES'
                                    SAVINGS PLUS STOCK OWNERSHIP PLAN

                                    PARKER-HANNIFIN CORPORATION



                                    By:    Michael J. Hiemstra
                                           Michael J. Hiemstra
                                           Vice President-Finance and
                                           Administration and
                                           Chief Financial Officer




June 24, 1994